# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 CRESCENT CT, 100 CRESCENT CT, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-25-000129
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,443,910; sole dispositive power 0; shared dispositive power 46,443,910; aggregate amount beneficially owned 46,443,910 (9.9% of the class)
  Comment: The reported holding includes 15,207,374 shares held in warrants convertible to Class A Common Stock with a blocker preventing conversion that would cause the holder to exceed 9.99%.
  
  The outstanding shares includes (1) 449,696,631 Class A common shares outstanding as of October 1, 2025 as indicated in the prospectus date October 10, 2025; and (2) 15,207,374 shares acquirable by Jane Street Global Trading, LLC through conversion of warrants held, up to the conversion limit for a total of 464,904,005 shares outstanding.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,916; sole dispositive power 0; shared dispositive power 17,916; aggregate amount beneficially owned 17,916 (0% of the class)
  Comment: The outstanding shares includes (1) 449,696,631 Class A common shares outstanding as of October 1, 2025 as indicated in the prospectus date October 10, 2025; and (2) 15,207,374 shares acquirable by Jane Street Global Trading, LLC through conversion of warrants held, up to the conversion limit for a total of 464,904,005 shares outstanding.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 107,400; sole dispositive power 0; shared dispositive power 107,400; aggregate amount beneficially owned 107,400 (0% of the class)
  Comment: The outstanding shares includes (1) 449,696,631 Class A common shares outstanding as of October 1, 2025 as indicated in the prospectus date October 10, 2025; and (2) 15,207,374 shares acquirable by Jane Street Global Trading, LLC through conversion of warrants held, up to the conversion limit for a total of 464,904,005 shares outstanding.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,318,594; sole dispositive power 0; shared dispositive power 46,318,594; aggregate amount beneficially owned 46,318,594 (9.9% of the class)
  Comment: The reported holding includes 15,207,374 shares held in warrants convertible to Class A Common Stock with a blocker preventing conversion that would cause the holder to exceed 9.99%.
  
  The outstanding shares includes (1) 449,696,631 Class A common shares outstanding as of October 1, 2025 as indicated in the prospectus date October 10, 2025; and (2) 15,207,374 shares acquirable by Jane Street Global Trading, LLC through conversion of warrants held, up to the conversion limit for a total of 464,904,005 shares outstanding.

## Item 1. Issuer
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 100 CRESCENT CT, 100 CRESCENT CT, DALLAS, TEXAS, 75201.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Options, LLC; Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 46443910
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 46443910
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 46443910

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Global Trading, LLC
Jane Street Options, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/13/2025)